Exhibit 99.1

 News Release

Kinross announces Chapleau Resources Investment

Toronto, Ontario, July 3, 2008 -- Kinross Gold Corporation (“Kinross”) announced today that it has subscribed for 5,000,000 units of Chapleau Resources Ltd. (“Chapleau”) pursuant to a non-brokered private placement.  Each unit consists of one common share and one transferable share purchase warrant.  Each warrant allows the holder to purchase one common share at an exercise price of CAD $0.70 during the first year from the date of issue and at an exercise price of CAD $1.10 during the second year from the date of issue.  After giving effect to the private placement and the exercise of the warrants, Kinross would hold approximately 10.16% of the issued and outstanding common shares.  The subscription price for the units is CAD $0.50 per unit for an aggregate purchase price of CAD $2,500,000.

Kinross will have the right to participate in future financings of Chapleau to maintain a 5.35% equity interest in Chapleau, subject to approval by the TSX Venture Exchange and subject to maintaining a minimum 5% equity interest in Chapleau.

The investment in Chapleau is part of Kinross’ strategy to increase its exposure to quality exploration opportunities by investing in junior resource companies.  Chapleau is exploring high quality gold and copper projects in Brazil and Peru.

Media Contact:
Steve Mitchell
Director, Corporate Communications
(416) 365-2726

Investor Relations:
Erwyn Naidoo
Vice President, Investor Relations
(416) 365-2744

Cautionary Statement on Forward-Looking Information
All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future performance of Kinross, constitute “forward-looking statements” within the meaning of applicable securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources and the realization of such estimates, the timing, amount and costs of estimated future production, expected capital expenditures, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation, environmental risks, unanticipated reclamation expenses, title disputes or claims. The words “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” or “believes,” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many of these uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, and those made in the “Risk Factors” section of our most recently filed Annual Information Form and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD CORPORATION	40 King Street West, 52nd Floor Toronto, Ontario, Canada M5H 3Y2	TEL: 416-365-5123 FAX: 416-363-6622 TOLL FREE: 866-561-3636	www.kinross.com